Wedbush Morgan
Securities

                                 650,000 Shares
                             Valley Commerce Bancorp
                                  Common Stock

                                                               December 22, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Valley Commerce Bancorp; Request for Acceleration of Effectiveness of Registration Statement (File No. 333-118883)
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Ladies and Gentlemen:

     In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the underwriter of a portion of the above-captioned shares, hereby joins the request of Valley Commerce Bancorp that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 8:00 a.m., Washington, D.C. time, on Thursday, December 23, 2004, or as soon as possible thereafter.

     Please be advised that we effected approximately the following distribution of the Preliminary Prospectus dated October 27, 2004:

         455 to prospective investors
         100 to 5 securities dealers
         100 to 100 institutional investors

     In addition, Valley Commerce Bancorp has advised us that it effected the following distribution of Preliminary Prospectuses to:

         700 to Wedbush Morgan Securities Inc.
         400 to registered shareholders
         200 to brokers managing "street name" accounts, and 200 to prospective investors in the Visalia, California area

     We understand that a copy of the Preliminary Prospectus dated October 27, 2004, must be sent or delivered to persons to whom we expect to confirm a sale of shares and that such sending or delivery should be effected not less than 48 hours prior to the time we expect to send confirmation of sale. The undersigned confirms that it will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

                                                 Very truly yours,


                                                 Wedbush Morgan Securities Inc.

                                                 /s/ Barton Gurewitz
                                                 ------------------------
                                                 By:    Barton Gurewitz
                                                        Managing Director